

Mail Stop 3561

May 18, 2016

Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

    Re: GATX Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 24, 2016
           File No. 001-02328

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 56

1.   We note your disclosure of use of non-GAAP measures in analyzing your financial performance from period to period and when making compensation decisions in the introductory paragraph. We also note your presentation of "Total on- and off- Balance Sheet Assets" that you believe it provides investors with a better representation of the assets deployed in your businesses. In that regard, please explain to us and disclose how you use this non-GAAP measure in analyzing your performance and in more detail why it is useful to investors.

2.   We note your disclosure of the non-GAAP measure "Net income, excluding tax adjustments and other items" excluding the adjustments and other items to provide a more meaningful comparison of financial performance between years and to provide

transparency in your operating results. However, your current disclosure is too generic in terms of describing how you use it and why it is useful to investors. As such, please revise your disclosure to provide in more detail regarding how you use it and its usefulness to investors.

3.   Refer to the reconciliation from Net income to "Net income, excluding tax adjustments and other items". We note your income tax rate adjustments, both domestic and foreign, as disclosed in footnote (3) and (8). However, we are unclear regarding your reasonable basis behind the tax adjustments as they appear to normalize the new 2015 tax rate impact when compared to prior years. We also note your other adjustment items in the reconciliation net of tax, but it is not evident if you apply the old rate or the new rate when computing these adjustments. Please explain.

Note 12. Pension and Other Post-Retirement Benefits, page 84

4.   We note your combined disclosure for domestic and foreign pension plans along with their respective assumptions on page 87. In that regard, please tell us how you consider the guidance under ASC 715-20-50-4 in determining whether you should provide separate disclosures for domestic and foreign pension plans as required under ASC 715-20-50-1 and 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure